UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Icagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45104P500

(CUSIP Number)

Matthew Lepore	Copy to:
Vice President and Corporate Secretary	Steven A. Wilcox
Chief Counsel-Corporate Governance	Ropes & Gray LLP
Pfizer Inc.	Prudential Tower
235 E. 42nd Street	800 Boylston Street
New York, NY	Boston, MA 02199
(212) 733-2323	(617) 951-7319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45104P500	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of Above Persons (entities only): Pfizer Inc. 13-5315170
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,067,015
	8.	SHARED VOTING POWER 5,326,761
	9.	SOLE DISPOSITIVE POWER 1,067,015
	10.	SHARED DISPOSITIVE POWER 5,326,761
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,393,776 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8% (2)
14.	TYPE OF REPORTING PERSON* CO

(1)	Amount includes 5,326,761 shares accepted for purchase by Eclipse Acquisition Corp. as of September 15, 2011 and 1,067,015 shares owned by Pfizer Inc. as of September 15, 2011. As Eclipse Acquisition Corp. is a wholly-owned subsidiary of Pfizer Inc., Pfizer Inc. may be deemed to have beneficial ownership over such shares.
(2)	Calculation based on 9,164,681 shares outstanding as of September 15, 2011, which figure is based on information provided by Icagen, Inc.’s transfer agent.

CUSIP No. 45104P500	Page 3 of 5 Pages

1.	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of Above Persons (entities only): Eclipse Acquisition Corp. 30-0697471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,326,761
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,326,761
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,761 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1% (2)
14.	TYPE OF REPORTING PERSON* CO

(1)	Amount consists of 5,326,761 shares accepted for purchase by Eclipse Acquisition Corp. as of September 15, 2011. As a wholly-owned subsidiary of Pfizer Inc., Eclipse Acquisition Corp. shares the power to vote and dispose of the shares with Pfizer Inc.
(2)	Calculation based on 9,164,681 shares outstanding as of September 15, 2011, which figure is based on information provided by Icagen, Inc.’s transfer agent.

SCHEDULE 13D

Icagen, Inc.

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Pfizer Inc. (“Pfizer”) with the Securities and Exchange Commission on June 24, 2011, as amended on July 21, 2011, September 6, 2011 and September 13, 2011 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, as amended, is hereby amended and supplemented as follows:

On September 15, 2011, Purchaser accepted for purchase approximately 232,203 Shares tendered during the subsequent offering period of the Offer, for an aggregate consideration of $1,393,218, without interest thereon, less any applicable withholding and transfer taxes. Purchaser acquired the Shares using capital provided by Pfizer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) As of September 15, 2011, Pfizer beneficially owns 6,393,776 Shares, representing 69.8% of the Shares outstanding and Purchaser beneficially owns 5,326,761 Shares, representing 58.1% of the Shares outstanding.

To the best of Pfizer’s and Purchaser’s knowledge as of the date hereof, none of Pfizer’s and Purchaser’s directors and executive officers named in Schedules I and II of the Schedule 13D owns any Shares.

(b) As of September 15, 2011, Pfizer has the power to vote or direct the vote of and the power to dispose or to direct the disposition of 6,393,776 Shares, representing 69.8% of the Shares outstanding. Of the 6,393,776 Shares that Pfizer beneficially owns, Pfizer has the sole power to vote or direct the vote of and the power to dispose or direct the disposition of 1,067,015 Shares, and shared power to vote or direct the vote of and the power to dispose or direct the disposition of 5,326,761 Shares by virtue of the fact that Purchaser is a wholly-owned subsidiary of Pfizer. As of September 15, 2011, Purchaser has shared power to vote or direct the vote of and the power to dispose or to direct the disposition of 5,326,761 Shares, representing 58.1% of the Shares outstanding.

(c) Except as set forth in this Schedule 13D, during the last sixty days, neither Pfizer nor Purchaser, nor to Pfizer’s or Purchaser’s knowledge, any of Pfizer’s or Purchaser’s directors or executive officers, has purchased or sold any Shares.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:    September 16, 2011

PFIZER INC.

By:	/s/ Bryan Supran
Name:	Bryan Supran
Title:	Senior Vice President and Associate General Counsel

ECLIPSE ACQUISITION CORP.

By:	/s/ Andrew Muratore
Name:	Andrew Muratore
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description

1	Purchase Agreement, dated as of August 13, 2007, by and between Icagen and Pfizer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen on August 14, 2007) *

2	Agreement and Plan of Merger, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen on July 20, 2011) *

3	Amendment to Purchase Agreement, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen on July 20, 2011) *

4	Offer to Purchase for Cash, dated August 3, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pfizer on August 3, 2011, as amended) *

5	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pfizer on August 3, 2011, as amended) *

6	Joint Filing Agreement between Pfizer Inc. and Eclipse Acquisition Corp. dated September 6, 2011 *

*	Previously filed